UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 000-26495

COMMTOUCH SOFTWARE LTD.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On January 7, 2014, the Registrant issued a press release announcing its decision to change its corporate and brand names to "CYREN", and to call a meeting of its shareholders to approve the change to the company name of the Registrant.

A copy of the press release, as well as of the notice and proxy statement regarding its Special Meeting of Shareholders scheduled to be held on January 29, 2014, along with the proxy card to be used by shareholders for voting are each annexed hereto as exhibits and are incorporated herein by reference

Exhibits

Exhibit 1	Press Release of the Registrant issued January 7, 2014

Exhibit 2	Notice and Proxy Statement dated January 7, 2014, relating to the Special Meeting of the Registrant’s shareholders scheduled to be held on January 29, 2014.

Exhibit 3	Proxy Card relating to the Special Meeting of the Registrant’s shareholders scheduled to be held on January 29, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD. (Registrant)

Date: January 7, 2014	By:	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer